Three Bryant Park
1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ALLISON M. FUMAI allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax
May 21, 2021

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Matthew Williams, Division of Investment Management

Re: VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Williams:
We are in receipt of your telephonic comments regarding the registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to VanEck Vectors Preferred Securities ex Financials ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2021. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL
Comment 1.
Please respond to all comments in a letter filed as a correspondence on EDGAR and email a courtesy copy of the letter to the Staff examiner. Please remove all brackets and fill in all outstanding information prior to the 485(b) filing with SEC. The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that where a comment is made in one section of the Prospectus, such comment is applicable to similar disclosures appearing elsewhere in the Prospectus.

Response 1.	We respectfully acknowledge your comment.

Comment 2.
Prior to filing the Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933, as amended, please provide the Staff with a blackline of the Registration Statement that includes all of the changes since the 485(a) filing on March 17, 2021.

Response 2.	The requested blackline will be provided to the Staff via email concurrently with the filing of this response letter.

PROSPECTUS

Comment 3.	Please retain the legend pursuant to Rule 30e-3 under the Investment Company Act of 1940, as amended, on the prospectus cover page until January 1, 2022, per Item 1(a)(5) of Form N-1A.

Response 3.	We hereby confirm that the Fund does not intend to rely on Rule 30e-3 prior to January 1, 2022 and accordingly is not required to include the language specified in Item 1(a)(5) of Form N-1A.

Comment 4.
Please confirm that the Fund’s fee waiver and/or expense limitation arrangement will be in place for at least one year from the effective date of the Registration Statement and whether Van Eck Associates Corporation (the “Adviser”) can recoup fees or expenses waived or reimbursed. If so, please revise the disclosure accordingly.

Response 4.
We hereby confirm that the fee waiver and expense limitation arrangement will continue for a period of at least one year from the effective date of the Fund’s Registration Statement and the disclosure has been revised accordingly. We further confirm that the Adviser cannot recoup fees or expenses waived or reimbursed.

Comment 5.
With respect to the first sentence of the second paragraph under the “Summary Information—Expense Example” section, please revise the disclosure to clarify that the expenses reflected in the examples will apply whether a shareholder holds or sells his or her shares of the Fund.

Response 5.
We respectfully acknowledge your comment. We note that the disclosure referenced above is consistent with the disclosure requested by Item 3 of Form N-1A. Thus we believe the referenced disclosure is appropriate.

Comment 6.
With respect to the first sentence of the first paragraph under the “Summary Information—Principal Investment Strategies” section, please explain why “benchmark index” is used and whether it is appropriate in the context of the Fund’s 80% policy.

Response 6.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate and consistent with the disclosures of other passively managed funds of the Trust.

Comment 7.
With respect to the second sentence of the first paragraph under the “Summary Information—Principal Investment Strategies” section, please add disclosure explaining what “hybrid debt” encompasses and if risks of investing in hybrid debt differ from risks of preferred stocks and convertible preferred stocks. Please also add corresponding tailored risk disclosure for hybrid securities.

Response 7.	The disclosure has been revised accordingly.

Comment 8.
With respect to the second sentence of the first paragraph under the “Summary Information—Principal Investment Strategies” section, please confirm that contingent convertible securities are not characterized as preferred securities for the purposes of the Fund’s 80% test.

Response 8.	We hereby confirm that contingent convertible securities are not characterized as preferred securities for the purposes of the Fund’s 80% test.

Comment 9.	With respect to the “Summary Information—Principal Investment Strategies” section, the Staff noted that disclosure stating that the Fund’s prior index may include depositary preferred securities has been removed in the 485(a) filing. However, the methodology of the ICE Exchange-Listed Fixed & Adjustable Rate Non-Financial Preferred Securities Index (the “Index”) states that the Index may include American Depositary Receipts and disclosure responsive to Item 9(c) of Form N-1A states that the Fund may invest in depositary receipts. Accordingly, please confirm whether investing in depositary receipts is still a principal investment strategy of the Fund following the repositioning.

Response 9.	We hereby confirm that the Fund may invest in depositary receipts (which, for the avoidance of doubt, are different than depositary preferred securities), including depositary receipts not included in the Index, in seeking performance that corresponds to the Index and in managing cash flows. Therefore we respectfully believe that the current disclosure is appropriate.

Comment 10.	With respect to the second paragraph under the “Summary Information—Principal Investment Strategies” section, the Staff noted that the prior iteration of the Prospectus stated that preferred securities issued by real estate investment trusts (“REITs”) are not considered to be securities with a “financial” industry sector classification and therefore may be included in the Fund’s prior index. Please explain why this disclosure was removed given the Fund’s investments in the real estate sector and in REITs.

Response 10.	We supplementally inform the Staff that preferred securities issued by REITs are considered by the Index Provider to be securities within the real estate sector. Consequently, we believe the referenced disclosure is superfluous since REITs are not considered part of the “financial” industry sector. For the avoidance of doubt, the Index includes securities issued by REITs.

Comment 11.	With respect to the second sentence of the fourth paragraph under the “Summary Information—Principal Investment Strategies” section, please change “may” to “will.”

Response 11.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 12.
With respect to the third sentence of the fourth paragraph under the “Summary Information—Principal Investment Strategies” section, please update the information to a more recent date than April 30, 2020.

Response 12.	The disclosure referenced above has been revised accordingly.

Comment 13.
With respect to the fourth paragraph under the “Summary Information—Principal Investment Strategies” section, if the Index change and related Fund repositioning have changed the sectors where the Fund is either concentrated or invests a significant portion of its assets, please correspondingly revise the principal investment strategies and the sector-specific risk disclosures.

Response 13.	The disclosure referenced above has been revised accordingly.

Comment 14.
Under the “Summary Information—Principal Investment Strategies” section, please revise the disclosure to include the rules-based Index methodology to be used by ICE Data Indices, LLC (the “Index Provider”).

Response 14.	We respectfully acknowledge your comment; however, we believe this level of specificity is more appropriate in the index description section of the Prospectus entitled “ICE Exchange-Listed Fixed & Adjustable Rate Non-Financial Preferred Securities Index.”

Comment 15.
Given that significant market events have occurred, please consider whether the Fund’s disclosure, including risk disclosure, should be revised based on how these events may affect the Fund and its investments. In particular, consider whether additional risk disclosure may apply to any of the other risks beside market risk and interest rate risk. If the Registrant believes that no additional disclosure is warranted, please supplementally explain.

Response 15.	We respectfully acknowledge your comment. We note that the Fund’s current “Market Risk” disclosure has been updated to note that the securities markets may be affected by recent market events, including the impact of the COVID-19 pandemic. Therefore, no change has been made in response to this comment.

Comment 16.	Please disclose potential tax consequences due to the Fund’s portfolio turnover in connection with the repositioning.

Response 16.	The disclosure referenced above has been revised accordingly.

Comment 17.	For the Fund’s “Concentration Risk” disclosure, please revise the first sentence to state that “[t]he Fund’s assets will be concentrated…”

Response 17.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 18.	In the “Summary Information—Performance” section, please revise the third sentence of the paragraph to replace “the Fund’s benchmark index” with “the Preferred Securities Index.”

Response 18.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate and consistent with the disclosures of other funds of the Trust.

Comment 19.	Please update the bar chart and year-to-date total return information under the “Summary Information—Performance” section to a more recent date than June 30, 2020.

Response 19.	The disclosure referenced above has been revised accordingly.

Comment 20.	Please update the “Average Annual Total Returns” table under the “Summary Information—Performance” section to a more recent date than December 31, 2019.

Response 20.	The disclosure referenced above has been revised accordingly.

Comment 21.	Please include performance data of the Fund’s prior index in the “Average Annual Total Returns” table under the “Summary Information—Performance” section per Instruction 2(c) under Item 4(b)(2) of Form N-1A.

Response 21.	We respectfully acknowledge your comment. Instruction 2(c) to Item 4(b)(2) of Form N-1A only requires the inclusion of the performance of a former index if that index differs from the index used for the immediately preceding period. In this case, the “Average Annual Total Returns” table continues to show the returns of the S&P 500 Index, the Fund’s broad-based securities market index used in its most recent annual update. Accordingly, we have not made any revisions in response to this comment.

Comment 22.	Under the “Summary Information—Performance” section, please clarify what important information investors are being directed to in the statement “See ‘License Agreements and Disclaimers’ for important information.”

Response 22.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 23.	The Staff notes that pursuant to Form N-1A, the disclosure responsive to Item 4(a) should be a summary of the disclosure responsive to Item 9(b). Please revise the disclosure responsive to Item 9(b) as appropriate to follow the disclosure regime contemplated by Form N-1A.

Response 23.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with the requirements of Form N-1A.

Comment 24.	The Staff noted that “Sampling Risk” was previously a risk factor for the Fund and the Fund appears to generally use a replication approach. Please supplementally confirm whether the Fund samples or replicates the Index.

Response 24.	We hereby confirm that the Fund will invest in a portfolio of securities that generally replicates the Index.

Comment 25.	Regarding the Fund’s “High Portfolio Turnover Risk” disclosure, please supplementally confirm whether active and frequent trading is a principal investment strategy of the Fund and is therefore a principal risk of this passively managed Fund. The “Summary Information—Principal Investment Strategies” section suggests that the Fund’s high portfolio turnover rate would be due to the Fund’s repositioning rather than ongoing active and frequent trading.

Response 25.	We hereby confirm that the inclusion of “High Portfolio Turnover Risk” in the “Summary Information—Principal Risks of Investing in the Fund” section is intended to reflect the expected increase in the Fund’s portfolio turnover rate due to the changes to the Fund’s investment objective and benchmark index and the Fund’s repositioning in connection therewith.

Comment 26.	Please remove the disclosure in the Fund’s “No Guarantee of Active Trading Market” risk disclosure that is only applicable to a new fund.

Response 26.	The disclosure has been revised accordingly.

Comment 27.	Under the “Summary Information—Principal Investment Strategies” section, please revise the disclosure to include when the Index will be rebalanced or reconstituted and the weighting methodology to be used by ICE Data Indices, LLC (the “Index Provider”).

Response 27.	The disclosure referenced above has been revised to include when the Index will be rebalanced and reconstituted. We respectfully acknowledge your comment regarding the weighting methodology; however, we believe this level of specificity is more appropriate in the “ICE Exchange-Listed Fixed & Adjustable Rate Non-Financial Preferred Securities Index” section of the Prospectus.

STATEMENT OF ADDITIONAL INFORMATION

Comment 28.
The Staff noted that with respect to Fundamental Restriction 7 under the “Investment Policies and Restrictions—Investment Restrictions” section, the word “will” was changed to “may.” Please provide rationale for this change.

Response 28.	We hereby confirm that there has been no change to Fund’s Fundamental Restriction 7, which continues to state that the Fund may invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries if the index that the Fund replicates concentrates in an industry or group of industries.

Comment 29.	With respect to Non-Fundamental Restriction 1 under the “Investment Policies and Restrictions—Investment Restrictions” section, please change “securities” to “investments.”

Response 29.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 30.	With respect to Non-Fundamental Restriction 1 under the “Investment Policies and Restrictions—Investment Restrictions” section, please consider disclosing what “illiquid” means.

Response 30.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 31.	With respect to Fundamental Restriction 7 under the “Investment Policies and Restrictions—Investment Restrictions” section, please add an explanatory note to the disclosure confirming that the Fund will consider the investments of its underlying investment companies when determining compliance with the Fund’s concentration policy.

Response 31.
The Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s Registration Statement.

Comment 32.	With respect to Fundamental Restriction 7 under the “Investment Policies and Restrictions—Investment Restrictions” section, please disclose that the Fund will “look through” a “private activity” municipal security, whose principal and interest payments are derived principally from the assets and revenues of a non-government issuer, in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policy. See Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, SEC Release No. IC-9785, (May 31, 1977) (the “Release”).

Response 32.
We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate. The Release states that the concentration policy required by Section 8(b)(1)(E) of the 1940 Act does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.”

Comment 33.	Please include disclosure responsive to Item 17(b)(2)(iv) of Form N-1A (i.e., a statement whether the Trust’s nominating committee will consider nominees recommended by security holders and, if so, the procedures to be followed by security holders in submitting recommendations) under the “Board of Trustees of the Trust” section.

Response 33.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate and consistent with the charter of the Trust’s Nominating and Corporate Governance Committee.

Comment 34.	Please revise the “Brokerage Transactions” section to include disclosure regarding any anticipated variation in the Fund’s portfolio turnover rate per Item 16(e) of Form N-1A.

Response 34.	The disclosure referenced above has been revised accordingly.

Comment 35.	Please remove the disclosure in the “Brokerage Transactions” section that is only applicable to a new fund.

Response 35.	The disclosure has been revised accordingly.

* * * * *

If you have any questions, please feel free to contact Vince Nguyen at (212) 698-3566 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai